EXHIBIT 12.l

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND OF

EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Nine months ended September 30, 2014	Year ended December 31,
		2013	2012	2011	2010	2009
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	—	—	—	—

(1)	Earnings were not sufficient to cover fixed charges and combined fixed charges and preferred stock dividends for each of the periods indicated. Earnings consist of income (loss) before provision for income taxes plus fixed charges less income (loss) attributable to noncontrolling interest. Fixed charges consist of interest charges, amortization of debt expense, and that portion of rental payments under operating leases we believe to be representative of interest. Earnings for the nine months ended September, 2014, and for the years ended December 31, 2013, 2012, 2011, 2010 and 2009, were insufficient to cover fixed charges, and fixed charges and preferred stock dividends, by $51.8, $49.6, $115.3, $121.1, $147.6, and $116.8 (in millions), respectively. For this reason, no ratios are provided for these periods.